APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

The Van Sicklen Group, LLC
Balance Sheet - unaudited
For the period ended 12/18/19

	Current Period
	12-Dec-19
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Total Current Assets	-
Fixed Assets:	
Land	-
Total Fixed Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Total Current Liabilities	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

I, James Van Sicklen, certify that:

1. The financial statements of The Van Sicklen Group included in this Form are true and complete in all material respects; and
2. The tax return information of The Van Sicklen Group has not been included in this Form as The Van Sicklen Group was formed on 11/18/2019 and has not filed a tax return to date.

Signature: DocuSigned by: James Van Sicklen
16261F4E15E0497...

Name: James Van Sicklen

Title: Owner

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